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                               November 18, 2021

       Bryan Bullett
       Chief Executive Officer
       Bit Digital, Inc
       33 Irving Place
       New York, NY 10003

                                                        Re: Bit Digital, Inc
                                                            Amendment No. 1 to
Registration Statement on Form F-3
                                                            Filed November 9,
2021
                                                            File No. 333-260241

       Dear Mr. Bullett:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-3

       Digital Assets Transactions, page 8

   1. Refer to your response to comment 8. On page 8, you disclose that "other than bitcoin, stablecoins, WBTC
tokens and ETH, [you] have no plans to hold material amounts of any other types of digital
assets in the future." Please disclose whether you have plans to hold material amounts of
stablecoins, WBTC tokens and ETH, and, if so, disclose the business reasons for holding
material amounts of such digital assets. In addition, please disclose the specific stablecoins
you plan to hold as well as the other types of digital assets you plan to hold in the future,
regardless of the amount of any such digital assets.
 Bryan Bullett
FirstName
Bit Digital,LastNameBryan   Bullett
             Inc
Comapany 18,
November    NameBit
                2021 Digital, Inc
November
Page 2      18, 2021 Page 2
FirstName LastName
Risk Factors
Uncertainties in the interpretation and enforcement of Chinese laws and regulations, page 16

2. We note that you have removed a part of this risk factor relating to the PRC legal system and uncertainties in enforcement of laws, rules and regulations in China. Please revise this risk factor to add back the removed disclosure.
A particular digital asset's status as a "security" in any relevant jurisdiction, page 39

3. Refer to your response to comment 7. We note your disclosure that you exchange bitcoins for USDT or USDC. Please disclose the risks associated with such digital assets, such as the risk of volatility of the digital assets. In addition, please describe in more detail your internal processes for how you determine whether the digital assets you hold or plan to hold are securities within the meaning of the U.S. federal securities laws.
      Please contact Tonya K. Aldave at (202) 551-3601 or Sonia Bednarowski at
(202) 551-
3666 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Finance
cc:      Elliot H. Lutzker, Esq.